EXHIBIT 99.10

Tri-States NGL Pipeline, L.L.C.
Financial Statements
Years Ended December 31, 2015 and 2014

EXHIBIT 99.10

Report of Independent Auditors

The Board of Directors and Members
Tri-States NGL Pipeline, L.L.C.

We have audited the accompanying financial statements of Tri-States NGL Pipeline, L.L.C., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri-States NGL Pipeline, L.L.C. at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
June 29, 2016

EXHIBIT 99.10

Tri-States NGL Pipeline, L.L.C.
Balance Sheets
(In Thousands)

	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$5,066	$5,914
Accounts receivable - third parties	1,177	919
Accounts receivable - affiliates	2,949	1,578
Prepaid expenses and other assets	131	179
Total current assets	9,323	8,590
Pipelines and equipment, net	127,705	132,298
Total assets	$137,028	$140,888

Liabilities and members' equity
Current liabilities:
Accounts payable - third parties	$1	$554
Accounts payable - affiliates	346	815
Accrued liabilities	2,373	1,813
Total current liabilities	2,720	3,182
Members' equity:
Members' equity	134,308	137,706
Total liabilities and members' equity	$137,028	$140,888

See accompanying notes.

EXHIBIT 99.10

Tri-States NGL Pipeline, L.L.C.
Statements of Income
(In Thousands)

	Year Ended December 31
	2015	2014
Revenue
Affiliates	$26,084	$12,329
Third parties	10,504	9,654
Total revenue	36,588	21,983
Costs and expenses
Operating and maintenance expenses	3,542	4,890
General and administrative expenses	1,793	1,957
Taxes - other than income taxes	3,265	2,666
Depreciation expense	5,663	5,661
Total costs and expenses	14,263	15,174
Net income	$22,325	$6,809

See accompanying notes.

EXHIBIT 99.10

Tri-States NGL Pipeline, L.L.C.
Statements of Change in Members' Equity
(In Thousands)

Years Ended December 31, 2015 and 2014

	Additional Paid - In Capital	Retained Earnings	Total Members' Equity
Balance at January 1, 2014	$136,926	$5,116	$142,042
Net income	—	6,809	6,809
Members' contributions	752	—	752
Distributions to members	(11,897)	—	(11,897)
Balance at December 31, 2014	125,781	11,925	137,706
Net income	—	22,325	22,325
Members' contributions	677	—	677
Distributions to members	(26,400)	—	(26,400)
Balance at December 31, 2015	$100,058	$34,250	$134,308

See accompanying notes.

EXHIBIT 99.10

Tri-States NGL Pipeline, L.L.C.
Statements of Cash Flows
(In Thousands)

	Year Ended December 31,
	2015	2014
Operating activities
Net income	$22,325	$6,809
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation expense	5,663	5,661
Changes in operating assets and liabilities:
Accounts receivable - third parties	(258)	1,163
Accounts receivable - affiliates	(1,371)	(389)
Prepayments and other assets	48	(9)
Accounts payable - third parties	(553)	(40)
Accounts payable - affiliates	(469)	(560)
Accrued liabilities	171	(632)
Net cash provided by operating activities	25,556	12,003
Investing activities
Capital expenditures	(681)	(137)
Cash used in investing activities	(681)	(137)
Financing activities
Distributions paid to members	(26,400)	(11,897)
Members' contributions	677	752
Net cash used by financing activities	(25,723)	(11,145)
(Decrease) increase in cash and cash equivalents	(848)	721
Cash and cash equivalents, beginning of year	5,914	5,193
Cash and cash equivalents, end of year	$5,066	$5,914
Supplemental disclosure of noncash flow information
Capital expenditures included in accrued liabilities	$389	$—

See accompanying notes.

EXHIBIT 99.10

Tri-States NGL Pipeline, L.L.C.
Notes to Financial Statements

December 31, 2015

1. Organization and Nature of Business

Tri-States NGL Pipeline, L.L.C. (Tri-States or the Company) was organized in 1998 for the purpose of constructing a pipeline and providing petroleum products transportation, including natural gas liquids (NGL), from Mobile Bay, Alabama, to Kenner, Louisiana. Tri-States is a Delaware limited liability corporation formed by Amoco Tri-States NGL Pipeline Company; Enterprise NGL Pipelines, L.L.C.; Enterprise Products Operating L.P.; and DCP Midstream, L.P., which sold its partnership interest on October 29, 2008. Tri-States began operations on April 6, 1999, and the Company will continue its operations until a certificate of cancellation is filed with the Secretary of State of Delaware, in accordance with the limited liability company agreement. As Tri-States is a limited liability corporation, no member is liable for the debts, obligation, or liabilities of the Company, including under a judgment decree or order of a court.

As of December 31, 2015, each member's share of Tri-States members' equity was as follows: Amoco Tri-States NGL Pipeline Company- 16 2/3%; Enterprise NGL Pipelines, L.L.C. - 33 1/3%; and Enterprise Products Operating L.P. - 50%. Contributions and distributions, as well as profits and losses, are required to be allocated among the members on a pro rata basis, in accordance with their respective interests. On September 16, 2009, the Company's pipeline system was expanded to connect with the Chevron Pascagoula refinery. Amoco Tri-States NGL Pipeline Company operates the Chevron pipeline connection; however, it did not participate in the expansion and, therefore, does not have an equity interest. The interest in the Chevron refinery connection is split among the other members as follows: Enterprise NGL Pipelines, L.L.C. - 40%; Enterprise Products Operating L.P. - 60%. Contributions and distributions related to the Chevron interest, as well as profits and losses, are required to be allocated among the participating members on a pro rata basis, in accordance with their respective interests.

The Company's operations include the transportation, pumping, and metering of demethanized mix products. Tariff charges for pipeline operations are made on account to shippers who are engaged in energy or energy-related businesses. The tariff rates, shipping regulations, and other practices of Tri-States are subject to regulation by the Federal Energy Regulatory Commission (FERC) pursuant to the provisions of the Interstate Commerce Act applicable to interstate common carrier petroleum and petroleum products pipelines. These statutes require the filing of reasonable and non-discriminatory tariff rates and subject Tri-States to certain other regulations concerning its terms and conditions of service.

Operating Agreement

Pursuant to an operating agreement dated February 1, 2003 (the Operating Agreement) between the Company and BP Pipelines (North America), Inc. (BP Pipelines), an affiliate of Amoco Tri States NGL Pipeline Company, BP Pipelines serves as operator of the pipeline and provides operating, maintenance and repair, administrative, marketing, construction, and other services related to the business and affairs of the Company.

2. Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable

The Company recognizes revenue when there is a persuasive evidence of an arrangement, the sales price is fixed or terminable, services are rendered, and the collection of the resultant receivable is probable. Revenue for the transportation of natural gas liquids is recognized based on volumes received into the pipeline and delivered in accordance with contractual terms at the time the transportation services are delivered.

In the course of providing transportation services to customers, the Company may receive different quantities of natural gas liquids from shippers than the quantities delivered on behalf of those shippers. In addition, the Company may deliver different component natural gas liquids to shippers than the component natural gas liquids received from the shipper. The monthly

EXHIBIT 99.10

settlement of the gain or loss transactions and component imbalances are administered by BP Pipelines, as operator of the pipeline, as outlined in the FERC tariff statements provided to the shippers. The Company records the gain or loss transactions and component imbalances for each shipper on a gross basis in accounts receivable or accounts payable, as appropriate.

The Company grants credit to the majority of its customers. It is not the policy of the Company to require collateral from its customers in order to provide credit. On a periodic basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions, as well as the Company's history of write-offs and collections. The Company's policy is generally to not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received by the due date listed on the invoice terms. Write-offs, if any, are recorded against the allowance for doubtful accounts when all reasonable efforts for collection have been exhausted.
Economic Dependence

The Company is dependent upon its members or their affiliates for a significant portion of its revenue.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments having an original maturity of three months or less when purchased.

Pipelines and Equipment

Pipelines and equipment are recorded at historical cost, less accumulated depreciation and impairment losses, if any. Pipelines and equipment consist primarily of line pipe, equipment, rights of way, and other pipeline construction. Additions and improvements that expand the productive capacity or extend the useful life of the assets are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method at an annual rate based upon the assets' estimated useful lives.

Impairment of Long-Lived Assets

Carrying amounts of long-lived assets are reviewed for impairment when events or circumstances indicate that such carrying amounts may not be recoverable. Assets that are to be held and used with recorded values that are not expected to be recovered through future cash flows are written down to current fair value. Fair value is generally determined based on estimated discounted future net cash flows. Assets that are held for sale are reported at the lower of the carrying amount or fair value.

Financial Instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, and accounts payable. The carrying amounts of these items approximate fair value. The fair value of cash equivalents is determined based upon quoted market prices (see Note 6).

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Hierarchy Levels 1, 2, or 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Hierarchy Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability. Hierarchy Level 3 inputs are inputs that are not observable in the market. The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Quoted market prices in active markets for identical assets or liabilities.

•	Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable.

EXHIBIT 99.10

•	Level 3 - Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that its estimates are reasonable.

Income Taxes

The Company is treated as a partnership under the provisions of the United States Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes, as the results of operations and related credits and deductions will be passed through to and taken into account by its members in computing their respective income taxes.

Asset Retirement Obligations

The Company has certain asset retirement obligations (ARO) related to its pipeline transmission assets. However, the Company is unable to reasonably estimate the fair value of its ARO due to the fact that the related assets have indeterminate useful lives that preclude the development of assumptions about the potential timing of settlement dates. Such obligations will be recognized in the period in which sufficient information exists to reasonably estimate the settlement dates.

Environmental Liabilities

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties. Projected cash expenditures are presented on an undiscounted basis. At December 31, 2015 and 2014, no amounts were recorded by the Company or necessary for environmental liabilities.

3.	Accounting Standards Issued and Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This accounting standard supersedes all existing GAAP revenue recognition guidance. Under ASU 2014-09, a company will recognize revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration which the company expects to collect in exchange for those goods or services. ASU 2014-09 will require additional disclosures in the notes to the financial statements and was initially effective for annual reporting periods beginning after December 15, 2017 for nonpublic companies. In July 2015, the FASB deferred the effective date of this ASU for one year. The Company is evaluating the impact of ASU 2014-09; an estimate of the impact to the financial statements cannot be made at this time.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires management of the entity to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This ASU is effective for the annual reporting period ending after December 15, 2016, with early adoption permitted. The impact of this standard will be dependent on the Company's financial condition and expected operating outlook at the time of adoption.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842): Amendments to the FASB Accounting Standards Codification, which, among other things, requires lessees to recognize most leases on their balance sheets related to the rights and obligations created by those leases. The new standard also requires new disclosures to assist financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard becomes effective for nonpublic companies on January 1, 2020. Early adoption is permitted. This standard should be applied under a modified retrospective approach. The Company is evaluating the effect of ASU 2016-02; an estimate of the impact to the financial statements cannot be made at this time.

EXHIBIT 99.10

4.	Pipelines and Equipment

Pipelines and equipment at December 31, 2015 and 2014, consist of the following (in thousands):

	December 31,
	2015	2014
Rights-of-way	$28,083	$28,086
Line pipe, fittings, and construction	138,999	138,841
Pumping and station equipment	9,022	9,059
Buildings	1,039	1,039
Other property	2,972	2,828
Construction work-in-progress	936	167
	181,051	180,020
Less accumulated depreciation	(53,346)	(47,722)
	$127,705	$132,298

Total depreciation expense was $5.7 million for each of the years ended December 31, 2015 and 2014.

5.	Related-Party Transactions

A significant portion of the Company's operations are with related parties. Transportation revenues of $26.1 million and $12.3 million during 2015 and 2014, respectively, were earned from transporting products for related parties. The Company had receivables due from members and their affiliates of$2.9 million and $1.6 million at December 31, 2015 and 2014, respectively, for transportation services provided.

As operator of the Company, BP Pipelines provides all personnel and services, as well as certain control, data collection, and monitoring functions related to operating the Company's pipeline systems (see Note 1).

In accordance with the terms of the Operating Agreement, BP Pipelines was paid a management fee for costs and expenses allocated to and incurred on behalf of the Company of $1.4 million during both 2015 and 2014. These amounts are included in general and administrative expenses in the accompanying statements of income. This expense covers the costs of executive management, administrative and planning, accounting, non-project engineering and technical services, logistics, general services, human resources, purchasing, financial services, tariff administration, property management, information systems and computing, product movement, health, environmental, and safety, and certain legal services incurred by BP Pipelines or its affiliates. The charge also covers the expenses applicable to such personnel and those functions, such as office space rental, general stationery, printing, and office supplies. At December 31, 2015 and 2014, the Company had payables due to related parties of $0.3 million and $0.8 million, respectively.

6.	Fair Value Measurement

The Company uses fair value to measure certain of its assets and liabilities in its financial statements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company categorizes the fair value of its financial assets and liabilities according to the hierarchy established by the FASB, which prioritizes the inputs to valuation techniques used to measure fair value. The Company also considers counterparty credit risk in its assessment.

EXHIBIT 99.10

At December 31, 2015 and 2014, the fair value of the Company's financial assets and liabilities is classified in one of three categories, as follows (in thousands):

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Overnight cash investments	$5,089	$—	$—	$5,089
	$5,089	$—	$—	$5,089
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Overnight cash investments	$6,091	$—	$—	$6,091
	$6,091	$—	$—	$6,091

Reconciling items exist between the overnight cash investments total and the cash and cash equivalents line item on the balance sheets. The fair value of the Company's financial instruments in Level 1 are cash and cash equivalents and, therefore, do not require significant judgment by management.

7.	Subsequent Events

Amoco Tri-States NGL Pipeline Company has sold its 16 2/3% partnership interest to Emerald Midstream, LLC, an affiliate of ArcLight Capital Partners, LLC effective March 31, 2016.

The Company evaluated and disclosed subsequent events through June 29, 2016, the date these financial statements were available to be issued.